UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:
Washington, D.C. 20549	Expires: Estimated average burden
FORM 144	hours per response………...

NOTICE OF PROPOSED SALE OF SECURITIES	SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	DOCUMENT SEQUENCE NO.

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale	CUSIP NUMBER
or executing a sale directly with a market maker.
WORK LOCATION

1 (a) NAME OF ISSUER (Please type or print) T3 Motion, Inc. (TTTM)			(b) IRS IDENT. NO. 20-4987549	(c) S.E.C. FILE NO. 001-35133
1 (d) ADDRESS OF ISSUER 2990 Airway Ave., Bldg A	STREET	CITY Costa Mesa	STATE California	ZIP CODE 92626	(e) TELEPHONE NO.
					AREA CODE 714	NUMBER 619-3600
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD: Vision Opportunity Master Fund, Ltd.	(b) SOCIAL SECURITY NO. OR IRS IDENT. NO. 270120759	(c) RELATIONSHIP TO ISSUER: Investor	(d) ADDRESS STREET CITY STATE ZIP CODE P.O. Box 1234, 113 S Church Street Grand Cayman, KY-1108 Queensgate House Cayman Islands
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD: Vision Capital Advantage Fund, LP	(b) SOCIAL SECURITY NO. OR IRS IDENT. NO. 263243720	(c) RELATIONSHIP TO ISSUER: Investor	(d) ADDRESS STREET CITY STATE ZIP CODE 437 Madison Avenue, 28th Floor New York NY 10022

   INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification Number and the SEC File Number.

3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units to Be Sold	(d) Aggregate Market Value	(e) Number of Shares or Other Units Outstanding	(f) Approximate Date of Sale (MO. DAY YR.)	(g) Name of Each Securities Exchange
		Broker-Dealer File Number
Common	JonesTrading Institutional Services LLC		221,000	$20,000	22,100,777	April 2014	OTC:BB

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

2.	(a)	Name of person for whose account the securities are to be sold	(f)	Approximate date on which the securities are to be sold
	(b)	Such person’s Social Security or I.R.S. identification number	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code

TABLE I – SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of The Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	6-30-2011	Preferred Stock Conversion	T3 Motion, Inc.	2,340,177	12-30-09	Cash

INSTRUCTIONS:	If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II – SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

04-16-2014	/s/ Adam Benowitz
DATE OF NOTICE	(SIGNATURE)
The notice shall be signed by the person for whose account the securities are to be sold. At least once copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)